EXHIBIT 99

FORM 51-102F3
MATERIAL CHANGE REPORT

1.  Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.  Date of Material Change

The material change occurred on May 6, 2009.

3.  Press Release

On Wednesday, May 6, 2009 at approximately 10:00 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, Custom U.S. National, and European Financial Markets networks. A copy of the press release is attached as Schedule "A".

4.  Summary of Material Change

On May 6, 2009, the Corporation announced its financial results for the three months ended March 31, 2009, including an operating loss of US$230 million, a net loss of US$200 million and a diluted loss per share of US$1.79. The Corporation's Board of Directors also voted to suspend the Corporation's quarterly dividend with respect to its Class A Subordinate Voting Shares and Class B Shares.

5.  Full Description of Material Change

On May 6, 2009, the Corporation announced its unaudited interim consolidated financial results for the three months ended March 31, 2009. For the quarter ended March 31, 2009, the Corporation's operating loss was US$230 million, net loss was US$200 million and diluted loss per share was US$1.79, representing decreases of US$516 million, US$407 million and US$3.57, respectively, each compared to the first quarter of 2008.

The Corporation's Board of Directors also voted to suspend Magna's quarterly dividend in respect of its Class A Subordinate Voting Shares and Class B Shares. The decision to suspend the quarterly dividend reflects the continued impact of the auto industry downturn on the Corporation's financial results and cash flow, the Corporation's belief that it is prudent to preserve cash and maintain the Corporation's strong financial position while current industry challenges continue and the uncertainty about the timing of an industry recovery.

6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Bassem A. Shakeel, Vice-President and Secretary of the Corporation at (905) 726-7070.


DATED at Aurora, Ontario the 7th day of May, 2009.


SCHEDULE A

MAGNA INTERNATIONAL INC.
337 MAGNA DRIVE
AURORA, ONTARIO, CANADA L4G 7K1

TEL:  905-726-2462
FAX:  905-726-7164

MAGNA ANNOUNCES FIRST QUARTER RESULTS

    AURORA, ON, May 6, 2009 - Magna International Inc. (TSX: MG.A; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2009.

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                                                          THREE MONTHS ENDED
                                                        ---------------------
                                                         March 31,  March 31,
                                                             2009       2008
                                                        ---------- ----------

    Sales                                                $  3,574   $  6,622

    Operating (loss) income                              $   (230)  $    286

    Net (loss) income                                    $   (200)  $    207

    Diluted (loss) earnings per share                    $  (1.79)  $   1.78

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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
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    THREE MONTHS ENDED MARCH 31, 2009
    ---------------------------------

    We posted sales of $3.6 billion for the first quarter ended March 31, 2009, a decrease of 46% from the first quarter of 2008. This lower sales level was a result of decreases in our North American, European and Rest of World production sales, complete vehicle assembly sales, and tooling, engineering and other sales.
    During the first quarter of 2009, North American average dollar content per vehicle increased by 4% while our European average dollar content per vehicle decreased by 4%, each compared to the first quarter of 2008. In addition, North American and European vehicle production declined 50% and 40%, respectively, each compared to the first quarter of 2008.
    Complete vehicle assembly sales decreased 63% to $401 million for the first quarter of 2009 compared to $1,086 million for the first quarter of 2008, while complete vehicle assembly volumes declined 72% to approximately 12,043 units.
    During the first quarter of 2009, operating loss was $230 million, net loss was $200 million and diluted loss per share was $1.79, decreases of $516 million, $407 million and $ 3.57, respectively, each compared to the first quarter of 2008.
    During the first quarter ended March 31, 2009, we generated cash from operations of $9 million before changes in non-cash operating assets and liabilities, and invested $52 million in non-cash operating assets and liabilities. Total investment activities for the first quarter of 2009 were $114 million, including $96 million in fixed asset additions, and $22 million increase in other assets.
    A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2009 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    DIVIDENDS
    ---------

    Our Board of Directors yesterday voted to suspend our quarterly dividend with respect to our Class A Subordinate Voting Shares and Class B shares.
    Vincent J. Galifi, our Executive Vice President and Chief Financial Officer said, "We are facing the worst industry conditions in decades, particularly in our primary markets. These conditions continue to adversely affect our financial results and cash flow. We believe preserving cash and maintaining a strong financial position is prudent at this time. Our Board's decision to suspend our dividend as a result of continued uncertainty about the timing of an industry recovery is consistent with this view. We will continue to comply with our Corporate Constitution, which sets out minimum dividend distributions, based on our profitability."
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 70,000 employees in 240 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.

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    We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Wednesday, May 6, 2009 at 1:30 p.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-892-9785. The number for overseas callers is 1-212-231-2910. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please contact Karin Kaminski at
    905-726-7103.
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    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry, including the bankruptcy of Chrysler and the risk of the bankruptcy of other customers; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
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For further information: Louis Tonelli, Vice-President, Investor
Relations, (905) 726-7035; Teleconferencing questions: Karin Kaminski, (905) 726-7103